SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 7

Spectrum Brands Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

84790A105

(CUSIP number)

Roland T. Kelly

Associate General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person authorized to receive notices and communications)

May 24, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No 84790A105	13D

1	Name of Reporting Person: Jefferies Financial Group Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0
		8	SHARED VOTING POWER: 7,525,666
		9	SOLE DISPOSITIVE POWER: 0
		10	SHARED DISPOSITIVE POWER: 7,525,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,525,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.4%
14	TYPE OF REPORTING PERSON:
HC, CO

This Amendment No. 7 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014, November 26, 2014, March 27, 2017, February 27, 2018, July 17, 2018 and November 19, 2018 (the “13D”), and is filed by Jefferies Financial Group Inc. (“Jefferies”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands Holdings, Inc. (“Spectrum”) owned by Jefferies and its controlled subsidiaries. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the 13D.

Item 1.	Security and Issuer.

Spectrum Brands Holdings, Inc.

3001 Deming Way, Middleton, Wisconsin 53562

Common Stock, par value $0.01per share

Item 2.	Identity and Background.

The amended and supplemented names of Jefferies’ directors and executive officers are provided on Schedule I hereto.

Item 5.	Interest in Securities of the Issuer.

The following sets forth the number of shares of Common Stock as to which Jefferies currently has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 7,525,666

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 7,525,666

As of the date hereof, Jefferies beneficially owns 7,525,666 shares of Common Stock representing approximately 15.4% of Spectrum’s outstanding Common Stock (based on 48,764,196 shares of Common Stock reported as outstanding by Spectrum in its proxy statement filed on May 24, 2019).

Joseph Steinberg, an executive officer and a director of Jefferies and a director of Spectrum owns 15,276 shares of Common Stock representing less than 0.1% of Spectrum’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019	Jefferies Financial Group Inc.

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

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SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF Jefferies

The following information is provided for each of the directors and executive officers of Jefferies:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship

Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.

Brian P. Friedman (Director and President)	(1)	U.S.

Barry J. Alperin (Director)	(1)	U.S.

MaryAnne Gilmartin (Director)	(1)	U.S.

Jacob M. Katz (Director)	(1)	U.S.

Joseph S. Steinberg (Director)	(1)	U.S.

Linda Adamany (Director)	(1)	U.S.

Bob Beyer (Director)	(1)	U.S.

Frank Borges (Director)	(1)	U.S.

Bob Joyal (Director)	(1)	U.S.

Michael O’Kane (Director)	(1)	U.S.

Stuart Reese (Director)	(1)	U.S.

John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.

Michael J. Sharp (General Counsel, Secretary and Executive Vice President)	(1)	U.S.

Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022

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